NO-ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

ACT SEA
SECTION 14(a)
RULE 14a-8(i)(3) and (8)
PUBLIC AVAILABILITY 02-04-11



11000167

February 4, 2011

Joseph R. Fleming, Esq.
Dechert LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116-5021

Re: Omission of Shareholder Proposal Pursuant to Rule 14a-8 for H&Q Life Sciences Investors.

Dear Mr. Fleming:

In a letter dated December 20, 2010, on behalf of H&Q Life Sciences Investors (the "Fund"), you request confirmation from the staff of the Division of Investment Management that it would not recommend an enforcement action to the Securities and Exchange Commission if a shareholder proposal ("Proposal") submitted by a shareholder of the Fund ("Proponent") described in your letter is omitted from the proxy statement and form of proxy (the "Proxy Materials") for the Fund's 2011 Annual Meeting of Shareholders. The Proposal states, in relevant part:

> RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Trustees into one class with each trustee subject to election each year and to complete this transition within one-year.

You request our assurances that we would not recommend enforcement action if the Fund omits the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(8) under the Securities Exchange Act of 1934, because it relates to an election to the Company's Board of Trustees.

We have considered your request,[1] and there appears to be some basis for your view that the Fund may exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(8) to the extent it could, if implemented, disqualify trustees previously elected from completing their terms on the board. It appears, however, that this defect could be cured if the Proposal were revised to provide that it will not affect the unexpired terms of trustees elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the Proponent provides the Fund with a Proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if the Fund omits the Proposal from the Proxy Materials in reliance on Rule 14a-8(i)(8).

---

[1] We also considered a letter submitted on behalf of the Proponent dated January 12, 2011.

You also request our assurances that we would not recommend enforcement action if the Fund omits from the Proposal a statement that the merit of the Proposal "should also be considered in the context of the need for additional improvements in our company's 2010 reported corporate governance status." You argue that that the statement may be excluded under Rule 14a-8(i)(3) under the Securities Exchange Act of 1934 because the statement is false or misleading and "indirectly impugns the character, integrity or personal reputation of the Trustees by suggesting, without factual support, that the governance of [the Fund] has been deficient and that the Trustees have been neglectful of their duties and have acted improperly or unlawfully."

After considering your request, we are unable to concur with your view that the Fund may exclude the statement from the Proposal under Rule 14a-8(i)(3). Accordingly, if the Proposal is included in the Proxy Materials we do not believe that the Fund may omit the statement from the Proposal in reliance on Rule 14a-8(i)(3).

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6773.

Sincerely,



Kieran G. Brown
Senior Counsel
Office of Disclosure and Review

Attachment

cc: Kenneth Steiner
John Chevedden

DIVISION OF INVESTMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 12, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
H&Q Life Sciences Investors (HQL)
Elect Each Trustee Annually
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 20, 2010 request to block this rule 14a-8 proposal.

If each company director (trustee) agreed to resign effective the date of a future shareholder meeting and was willing to be a candidate for a one-year director term henceforth, this proposal would not permit shareholders to stop them from doing so. Under these circumstances, or any other circumstances, this proposal would not give shareholders any new right to nominate or elect directors. Thus this proposal does not relate to "nomination or election for membership."

The company only cited other cases where proposals on this topic were permitted to be included in annual meeting proxies if a change was made. The company does not even state whether any of the proponents in these cases submitted a rebuttal highlighting the issue cited in the preceding paragraph.

The company no action request contains the false statement that the "Proposal would create uncertainty about the term of Trustees elected to the Board at the 2011 Annual Meeting ..." This is false because this is a non-binding proposal.

The company incorrectly claims that a sentence that simply indicates need for improvement is false and misleading.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:Kenneth Steiner
Daniel Omstead <domstead@hqcm.com>

[HQL: Rule 14a-8 Proposal, October 6, 2010]

3 [Number to be assigned by the company] – **Elect Each Trustee Annually**

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Trustees into one class with each trustee subject to election each year and to complete this transition within one-year.

If our company took more than one-year to phase in this proposal it could create conflict among our trustees. Trustees with 3-year terms could be more casual because they would not stand for election immediately while trustees with one-years terms would be under more immediate pressure.

Our current practice, in which only a few trustees stand for election annually, is not in the best interest of our Company and its shareholders. Eliminating this staggered system would give shareholders an opportunity to register their view on the performance of each trustee annually. Electing trustees in this manner is one of the best methods available to shareholders to ensure that our Company will be managed in a manner that is in the best interest of shareholders.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election for each Board member. Shareholder resolutions on this topic won an average of 68%-support in 2009.

Increasingly, companies themselves are presenting resolutions seeking shareholder support for this topic. These management resolutions regularly receive votes in the 90%-plus range. This is clearly a trend with companies as they strive to adopt best governance practices.

The merit of this Elect Each Trustee Annually proposal should also be considered in the context of the need for additional improvements in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Elect Each Trustee Annually – Yes on 3. [Number to be assigned by the company]

Notes:

Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsored this proposal.

Dechert
LLP

200 Clarendon Street
27th Floor
Boston, MA 02116-5021
+1 617 728 7100 Main
+1 617 426 6567 Fax
www.dechert.com

JOSEPH R. FLEMING

joseph.fleming@dechert.com
+1 617 728 7161 Direct
+1 617 275 8392 Fax

VIA E-MAIL

December 20, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by Mr. Kenneth Steiner for Inclusion in the H&Q Life Sciences Investors' 2011 Proxy Statement

Dear Sir or Madam:

We are counsel to H&Q Life Sciences Investors ("HQL"), a Massachusetts business trust. On October 6, 2010, HQL received a shareholder proposal and supporting statement (together, the "Proposal") from Mr. Kenneth Steiner (the "Proponent") for inclusion in the proxy statement (the "2011 Proxy Statement") to be distributed to HQL's shareholders in connection with its 2011 Annual Meeting of Shareholders. The Proposal is attached to this letter as Exhibit A.

The purpose of this letter is to notify the U.S. Securities and Exchange Commission (the "Commission") of HQL's intent to exclude the Proposal from its 2011 Proxy Statement and form of proxy (the "2011 Proxy Materials"). On behalf of HQL, we respectfully request confirmation that the staff of the Division of Investment Management (the "Staff") will not recommend any enforcement action to the Commission if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, HQL excludes the Proposal from its 2011 Proxy Materials.

In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D, we are emailing this letter and its attachments to shareholderproposals@sec.gov. Additionally, in accordance with Rule 14a-8(j), we have copied the Proponent's agent on the email and are simultaneously forwarding a copy of this letter and its attachments via overnight mail to the Proponent and to his agent as notice of HQL's intention to exclude the Proposal from the 2011 Proxy Materials. HQL presently intends to file its definitive 2011 Proxy Materials with the

Commission on or about May 13, 2011, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before HQL will file its definitive 2011 Proxy Materials.

Please fax any response by the Staff to this letter to my attention at (617) 426-6567 and send a copy of the response to the attention of the Proponent's agent, John Chevedden, at the mailing address and/or email address set forth in the Proposal. A copy of other correspondence relating to the Proposal is attached to this letter as Exhibit B.

The Proposal

The Proposal relates to the declassification of HQL's Board of Trustees (the "Board") and states, in relevant part:

> *RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Trustees into one class with each trustee subject to election each year and to complete the transition within one-year.*

Analysis of Bases for Exclusion

The Proposal May Be Omitted Under Rule 14a-8(i)(8) as Relating to An Election to HQL's Board of Trustees

The Proposal may be omitted under Rule 14a-8(i)(8), which permits the exclusion of a shareholder proposal if it "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." Pursuant to Section 2.2 of Article II of HQL's Declaration of Trust, the Board is divided into three classes, with approximately one-third of the Board being elected annually for three-year terms. Of HQL's eight continuing trusteeships, three trustees ("Trustees") will stand for election in 2011, another three in 2012 and two in 2013. The Proposal contemplates that the full Board should be elected at the 2012 Annual Meeting. As a result, if the proposal were put into effect, some of the current Trustees would be disqualified from completing terms for which they have already been elected. In addition, passage of the Proposal would create uncertainty about the term of Trustees elected to the Board at the 2011 Annual Meeting and may similarly disqualify them from completing terms for which they would be elected. These issues relate to an election to office within the meaning of Rule 14a-8(i)(8).

The Staff has consistently stated in prior no-action letters that a proposal to declassify a board of directors is excludable if it might disqualify directors previously elected from completing their terms on the board or might disqualify nominees for directors at the upcoming annual meeting. *See, e.g., Royal Caribbean Cruises Ltd.* (Mar. 9, 2009); *Fisher Communications, Inc.*, (Feb. 12, 2009); *Dollar Tree Stores, Inc.* (Mar. 7, 2008); *FirstEnergy Corp.* (Mar. 17, 2003); *Boeing Co.* (Feb. 6, 2002). The Proposal is the same in all material respects as the proposals submitted in those letter rulings. The Proponent has made no attempt to provide for the protection of the terms of Trustees already elected or to clarify that the election scheduled at the 2011 Annual Meeting would not be affected.

The Proposal, if adopted, would disqualify certain current Trustees and all Trustee nominees elected at the 2011 Annual Meeting from completing their terms on the Board in contravention of Rule 14a-8(i)(8). Therefore, the Proposal is properly excludable from the 2011 Proxy Materials.

A Portion of the Proposal May Be Omitted Under Rules 14a-8(i)(3) and 14a-9 as Containing Statements that are Materially False or Misleading

A shareholder proposal or portion thereof may be properly omitted under Rule 14a-8(i)(3) when it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has recognized that it may be appropriate to exclude a proposal or statement within a proposal under Rule 14a-8(i)(3) where, among other things, the proposal or statement directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or association, without factual foundation. *See Bob Evans Farms, Inc.* (June 26, 2006); *Weyerhaeuser Company* (Jan 21, 2003); Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Proponent states that the merit of the Proposal "should also be considered in the context of the need for additional improvements in our company's 2010 reported corporate governance status." This statement is false and misleading and indirectly impugns the character, integrity or personal reputation of the Trustees by suggesting, without factual support, that the governance of HQL has been deficient and that the Trustees have been neglectful of their duties and have acted improperly or unlawfully.

Request for Confirmation

For the foregoing reasons, HQL respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission, if HQL excludes the Proposal from its 2011 Proxy Materials. If the Staff disagrees with our conclusion that the Proposal may be excluded from the 2011 Proxy Materials, HQL respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission, if HQL excludes from the 2011 Proxy Materials the statement identified above as materially false and misleading.

Should you have any questions regarding any aspect of this letter or require any additional information, please contact the undersigned at (617) 728-7161 or joseph.fleming@dechert.com. If the Staff disagrees with our conclusion that the Proposal may be excluded from the Proxy materials, we would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

Sincerely,



Joseph R. Fleming

cc: Kenneth Steiner (via Fed Ex)
John Chevedden (via email and Fed Ex)
Daniel R. Omstead, Ph.D. (via email)

Dechert
LLP

Exhibit A

Proposal



Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. Daniel R. Omstead
President
H&Q Life Sciences Investors (HQL)
2 Liberty Square
9th Floor
Boston, MA 02109

Dear Mr. Omstead,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: 310-371-7872, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278) at:
olmsted7p (at) earthlink.net
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to olmsted7p (at) earthlink.net

Sincerely,



Kenneth Steiner

9/28/10
Date

cc: Laura F. Woodward
Secretary
Phone: 617-772-8500
Fax: 617-772-8577

[HQL: Rule 14a-8 Proposal, October 6, 2010]
3 [Number to be assigned by the company] – **Elect Each Trustee Annually**

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Trustees into one class with each trustee subject to election each year and to complete this transition within one-year.

If our company took more than one-year to phase in this proposal it could create conflict among our trustees. Trustees with 3-year terms could be more casual because they would not stand for election immediately while trustees with one-years terms would be under more immediate pressure.

Our current practice, in which only a few trustees stand for election annually, is not in the best interest of our Company and its shareholders. Eliminating this staggered system would give shareholders an opportunity to register their view on the performance of each trustee annually. Electing trustees in this manner is one of the best methods available to shareholders to ensure that our Company will be managed in a manner that is in the best interest of shareholders.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election for each Board member. Shareholder resolutions on this topic won an average of 68%-support in 2009.

Increasingly, companies themselves are presenting resolutions seeking shareholder support for this topic. These management resolutions regularly receive votes in the 90%-plus range. This is clearly a trend with companies as they strive to adopt best governance practices.

The merit of this Elect Each Trustee Annually proposal should also be considered in the context of the need for additional improvements in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Elect Each Trustee Annually – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [olmsted7p (at) earthlink.net].

Dechert LLP

Exhibit B

Additional Correspondence

H&Q LIFE SCIENCES INVESTORS

VIA OVERNIGHT MAIL AND
ELECTRONIC TRANSMISSION

October 15, 2010

Mr. Kenneth Steiner
14 Stoner Avenue, 2M
Great Neck, NY 11021
and
c/o Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Steiner:

On October 6, 2010, H&Q Life Sciences Investors ("HQL") received by facsimile transmission your shareholder proposal dated September 28, 2010, and addressed to Daniel R. Omstead at the principal executive offices of HQL.

We are currently evaluating your submission under Rule 14a-8 of the Securities Exchange Act of 1934. You should know that Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal" and "must continue to hold those securities through the date of the meeting." As required by Rule 14a-8(b)(2), you have provided a written statement that you "intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting." We request, however, that you also provide us with information about your holdings so that we may verify your eligibility to submit a shareholder proposal for HQL. In this regard, please see subparagraph (b)(2) of Rule 14a-8, a copy of which is enclosed with this letter for your reference.

In accordance with Rule 14a-8(f)(1), by this letter we hereby provide you with the opportunity to provide us with information regarding your holdings with respect to shares of HQL so that we may verify your eligibility to submit a shareholder proposal for HQL. Rule 14a-8(f)(1) requires that "[y]our response must be postmarked, or transmitted electronically, no later than 14 days from the date" you receive this notification.

Please direct all further correspondence with respect to this shareholder proposal to Daniel R. Omstead, President of HQL, at 2 Liberty Square, 9th Floor, Boston, MA 02109 or by facsimile to 617-772-8577.

In closing, this letter shall not be deemed to waive any right of HQL to omit any or all of your proposals from the proxy materials for HQL's next shareholders' meeting for any other reason.

Sincerely,



Laura Woodward
Secretary

Enclosure

[Code of Federal Regulations]
[Title 17, Volume 3]
[Revised as of April 1, 2010]
From the U.S. Government Printing Office via GPO Access
[CITE: 17CFR240.14a-8]

[Page 180-184]

TITLE 17--COMMODITY AND SECURITIES EXCHANGES

CHAPTER II--SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

Annual Reports--Table of Contents

Sec. 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to ``you'' are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word ``proposal'' as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you

submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the ``record'' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (Sec. 240.13d-101), Schedule 13G (Sec. 240.13d-102), Form 3 (Sec. 249.103 of this chapter), Form 4 (Sec. 249.104 of this chapter) and/or Form 5 (Sec. 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (Sec. 249.308a of this chapter), or in shareholder reports of investment companies under Sec. 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual

meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Sec. 240.14a-8 and provide you with a copy under Question 10 below, Sec. 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Sec. 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself? (1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements? (1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Sec. 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Sec. 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]



DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number AHS-005959, held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 3709 shares of HEQ Life Sciences Investors; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/16/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Lisa Woodward	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 617-772-8577	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Received Time Oct. 15. 2010 11:39PM No. 1174